Exhibit 99(a)

COMPANY SUPPLEMENTAL NOTICE

To the Holders of

ON SEMICONDUCTOR CORPORATION

Zero Coupon Convertible Senior Subordinated Notes due 2024, Series B

CUSIP 682189AE5

This Notice is to be read in conjunction with that certain Company Repurchase Notice to the Holders of ON Semiconductor Corporation (the “Company”) Zero Coupon Convertible Senior Subordinated Notes due 2024, Series B (the “Notes”) dated March 16, 2010 (the “Original Company Repurchase Notice”) and relating to the Company’s offer to purchase the Notes (the “Offer to Purchase”) in accordance with the requirements of the Indenture, dated as of July 21, 2006 (the “Indenture”), by and among the Company, certain of its subsidiaries as Note Guarantors (the “Note Guarantors”), and Wells Fargo Bank, N.A., as Trustee (the “Trustee”).

On April 12, 2010, the Company, the Note Guarantors, and the Trustee entered into a first supplemental indenture (the “First Supplemental Indenture”) to the Indenture amending the Indenture to add certain additional covenants to the Company’s obligations under the Indenture. The Company agreed to (1) add April 15, 2012 as an additional repurchase date under the Indenture and thus to repurchase any Notes tendered at the option of the holders of Notes on April 15, 2012 and (2) not redeem any Notes prior to April 15, 2012. The full text of the First Supplemental Indenture is available as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 12, 2010.

Material U.S. Federal Income Tax Considerations

U.S. Federal Income Tax Considerations. The following discussion, which is for general information only, is a summary of certain material U.S. federal income tax considerations relating to the amendments to the terms of the Indenture and the Notes that apply to a holder of Notes who does not surrender the Notes for purchase pursuant to the Offer to Purchase. Tax considerations relating to the surrender of Notes for purchase pursuant to the Offer to Purchase are described in the Original Company Repurchase Notice.

The following summary of certain U.S. federal income tax consequences of the amendments to the terms of the Indenture and the Notes incorporates by reference, and accordingly, should be read in conjunction with, the disclosure in the Offer to Exchange, dated June 20, 2006 and filed as an exhibit to the Schedule TO of the Company filed on June 20, 2006, as amended as of July 7, 2006 and filed as an exhibit to Amendment No. 1 to the Schedule TO of the Company filed on July 7, 2006, and as further amended as of July 13, 2006 and filed as an exhibit to Amendment No. 2 to the Schedule TO of the Company filed on July 14, 2006, under the heading “Material U.S. Federal Income Tax Considerations.”

This discussion does not purport to be a complete analysis of all potential tax effects of the amendments to the terms of the Indenture and the Notes. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect.

Moreover, this summary applies only to holders of Notes that hold Notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, tax exempt investors, dealers in securities and currencies, U.S. expatriates, persons holding the Notes as a position in a “straddle,” “hedge,” “conversion” or other integrated transaction for tax purposes, investors that have elected mark-to-market accounting, partnerships (including, when used in this discussion, entities or arrangements treated as partnerships for U.S. federal income tax purposes) holding the Notes or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.

Further, this discussion does not address the consequences under U.S. federal estate or gift tax laws or the laws of any U.S. state or locality or any foreign jurisdiction.

If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A person that is a partner in a partnership holding the Notes should consult its own tax advisor regarding the tax consequences of the amendments to the terms of the Indenture and the Notes.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of the Notes that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (including, when used in this discussion, any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; and (iv) a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions; and certain trusts that have made a valid election to be treated as a United States person. As used herein, the term “non-U.S. Holder” means a beneficial owner of Notes, other than a partnership, that is not a U.S. Holder as defined above.

We have not sought any ruling from the Internal Revenue Service (“IRS”), nor have we sought an opinion from counsel with respect to the statements made and the conclusions reached in this discussion of tax considerations. There can be no assurances that the IRS will agree with these statements and conclusions, nor is there any assurance that such statements and conclusions will be sustained by a court if challenged by the IRS.

HOLDERS OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE AMENDMENTS TO THE TERMS OF THE INDENTURE AND THE NOTES.

Tax Rates

Under current law, the highest marginal U.S. federal income tax rate applicable to individuals with respect to their ordinary income, such as interest income from the Notes, is 35%. Absent new legislation extending the current rate, beginning January 1, 2011, the highest marginal U.S. federal income tax rate applicable to individuals with respect to their ordinary income will increase to 39.6%. This rate is subject to change by new legislation at any time.

Under current law, the highest marginal U.S. federal income tax rate applicable to individuals with respect to their long-term capital gains (generally, gains from the sale or exchange of certain investment assets, such as the Notes, held for more than one year) is 15%. Absent new legislation extending the current rate, beginning January 1, 2011, the highest marginal U.S. federal income tax rate applicable to individuals with respect to their long-term capital gains will increase to 20%. This rate is subject to change by new legislation at any time.

The Patient Protection and Affordable Care Act was signed into law on March 23, 2010, and was subsequently amended by the Reconciliation Act of 2010 which was signed into law on March 30, 2010 (collectively and as amended, the “Health Care Act”). In addition to the taxes described above, the Health Care Act imposes a Medicare tax at a rate of 3.8% on certain investment income earned by certain individuals, estates and trusts, in each instance for taxable years beginning January 1, 2013. In general, this Medicare tax applies to net investment income including interest and capital gains. The Medicare tax will generally be imposed on an individual’s, estate’s or trust’s modified adjusted gross income or adjusted gross income, as the case may be, in excess of certain levels (generally (i) $200,000 for taxpayers filing a return as a single individual, (ii) $250,000 for married taxpayers filing jointly, and (iii) the dollar amount at which the highest income tax bracket begins for an estate or trust).

U.S. Holders

Significant Modification of the Notes

The modification of a debt instrument is a deemed exchange (and the actual exchange of a debt instrument will be respected as such) for U.S. federal income tax purposes (upon which gain or loss may be recognized, subject to limitations discussed below) only if the modified or new debt instrument differs materially in kind or extent from the original debt instrument. Under applicable Treasury Regulations, this occurs if the modification of a debt instrument is (or the differences between the old and new debt instrument are) a “significant modification”. A “significant modification” occurs if, based on all the facts and circumstances and taking into account all modifications of the debt instrument collectively, the legal rights or obligations that are altered and the degree to which they are altered is “economically significant.” We intend to take the position that the amendments to the terms of the Indenture and the Notes are a significant modification which results in a deemed exchange of the existing Notes (the “Existing Notes”) for new Notes (the “New Notes”) for U.S. federal income tax purposes (the “Exchange”).

If the Exchange is not a significant modification, a U.S. Holder of the Notes should not realize any gain or loss with respect to the Exchange, such U.S. Holder should have the same tax basis and holding period in the Notes as it had in the Notes immediately before the Exchange and the New Notes should be treated as a continuation of the Existing Notes. U.S. Holders should consult their own tax advisors as to whether the Exchange will constitute a significant modification and would be treated as an exchange for U.S. federal income tax purposes.

If, however, the Exchange is treated as a significant modification of the terms of the Notes, a U.S. Holder would be treated as having exchanged its Existing Notes for New Notes for U.S. federal income tax purposes. The U.S. federal income tax consequences to U.S. Holders who exchange their Existing Notes for New Notes will depend upon whether the Existing Notes and the New Notes constitute “securities” for U.S. federal income tax purposes, as discussed below.

Classification of the Existing Notes and New Notes as Securities

If there is a significant modification of the Notes, the U.S. federal income tax consequences to U.S. Holders will depend upon whether the Existing Notes and the New Notes constitute “securities” for U.S. federal income tax purposes.

The term “security” is not defined in the Code or applicable Treasury Regulations. Judicial decisions have held that the determination of whether a particular debt constitutes a “security” is based on an overall evaluation of the nature of the original debt. One of the most significant factors is the term of the original debt. In general, debt obligations issued with a weighted average maturity at issuance of five years or less (e.g., trade debt and revolving credit obligations) do not constitute securities, whereas debt obligations with a weighted average maturity at issuance of ten years or more do constitute securities. Convertibility of a debt instrument into stock of the issuer may make “security” treatment more likely because of the holder’s potential equity participation in the issuer. The status of the Existing Notes and the New Notes as securities is not clear. We intend to take the position that the Existing Notes and the New Notes constitute “securities” for U.S. federal income tax purposes.

Assuming the Existing Notes and the New Notes are securities and the Exchange constitutes a significant modification (as described above), the Exchange should be treated as a tax-free recapitalization in which gain generally would not be recognized and loss could not be recognized for U.S. federal income tax purposes. However, the IRS may take a contrary view on whether the Existing Notes or the New Notes are securities for U.S. federal income tax purposes. U.S. Holders should consult their own tax advisor regarding whether the Existing Notes and the New Notes are “securities” for U.S. federal income tax purposes.

If the Exchange is treated as a tax-free recapitalization, a U.S. holder will not recognize any gain or loss for U.S. federal income tax purposes as a result of the Exchange, a U.S. Holder’s aggregate tax basis in the New Notes will be equal to the U.S. Holder’s tax basis in the Existing Notes and the U.S. Holder’s holding period for the New Notes will include the U.S. Holder’s holding period for the Existing Notes. If, on the other hand, the Existing Notes or the New Notes are not “securities” for U.S. federal income tax purposes, the Exchange would not be treated as a tax-free recapitalization. In such case, a U.S. Holder generally would recognize gain or loss for U.S. federal income tax purposes (subject to potential loss deferral under the wash sale rules discussed below) in an amount equal to the difference between the fair market value of the New Notes received by the U.S. Holder and the U.S. Holder’s adjusted tax basis in the Existing Notes. The U.S. Holder’s tax basis in the New Notes after the Exchange would be equal to their fair market value on the date of the Exchange and the holding period for the New Notes would begin the day after the Exchange.

The “wash sale” rules disallow a loss on the disposition of a security where, within 30 days of the disposition, the taxpayer acquires “substantially identical” securities. In such a case, the taxpayer’s basis in the substantially identical security includes the disallowed loss, so the loss is deferred rather than permanently disallowed. The definition of a “security” may be broader for this purpose than it is for purposes of determining whether the Exchange is a tax-free recapitalization. Although the matter is not free from doubt and there is no authority directly on point, the Existing Notes and the New Notes probably will be treated as securities that are “substantially identical” for purposes of the wash sale loss disallowance rules.

Issue Price of the Notes

The “issue price” of the Existing Notes—i.e., the first price at which a substantial amount of the Existing Notes were initially sold (other than to an underwriter, placement agent or wholesaler)—was $1,000.00 per $1,000.00 initial principal amount.

The issue price of the New Notes will depend on whether the Existing Notes or the New Notes are considered to be “publicly traded,” within the meaning of the applicable Treasury regulations. A debt instrument will be considered to be publicly traded if certain pricing information related to the instrument is generally available on a quotation medium or readily available from dealers, brokers or traders. Although not free from doubt, we believe that the Existing Notes and the New Notes will likely be considered “publicly traded” for these purposes. In that case, if the Exchange results in a significant modification of the Notes, as described above, the issue price of the New Notes will be equal to their fair market value on the date of the Exchange, which is the trading price of the New Notes immediately following the Exchange. These rules are complex and Holders are urged to consult their own tax advisors regarding the issue price of the Notes.

Market Discount

A U.S. Holder who acquired Notes with market discount will generally be required to treat any gain recognized upon the sale of its Notes as ordinary income rather than capital gain to the extent of the accrued market discount, unless the U.S. Holder has included market discount in income as it accrued. Subject to a de minimis exception, “market discount” generally equals the excess of the “adjusted issue price” (the sum of the issue price of the Notes and the aggregate amount of original issue discount includible in gross income by all prior holders of the Notes) of the Notes at the time acquired by the Holder over the Holder’s initial tax basis in the Notes. If the Exchange is treated as a recapitalization (or is deemed not to be an exchange because there is no significant modification) the accrued market discount not previously treated as ordinary income will carry over to the Notes (except to the extent that the accrued market discount is effectively converted into Original Issue Discount under the operation of the rules discussed below under “Original Issue Discount on the Notes and Acquisition Premium”).

A U.S. Holder may be required to defer interest deductions for the taxable year on debt incurred or continued to acquire or carry a note that has market discount, up to the amount of market discount accrued on the note during such year (the “Interest Deferral Rule”). Interest deferred under this rule is, in general, allowed as a deduction not later than the taxable year in which the U.S. Holder disposes of the note. If the U.S. Holder elects to include market discount in income currently as it accrues on all market discount instruments acquired in that taxable year and thereafter, the Gain Recharacterization Rule and the Interest Deferral Rule described above will not apply. Such an election, once made, may not be revoked without the consent of the IRS.

Original Issue Discount on the Notes and Acquisition Premium

If the Exchange is a significant modification of the Notes, the Notes may have original issue discount (“OID”) after the Exchange.

For U.S. federal income tax purposes, the excess of the “stated redemption price at maturity,” of each Note over its “issue price” constitutes OID. Generally, the “stated redemption price at maturity” of a debt instrument will equal the sum of all cash payments required to be made on the debt instrument, other than qualified stated interest. “Qualified stated interest” means stated interest that is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate or, subject to certain conditions, at a rate based on one or more interest indices.

In the case of the New Notes, the “issue price” of the Notes will be determined as discussed above under “Issue Price of the Notes.” Unless the OID is de minimis (as discussed below), a U.S. Holder will be required to include OID in income as it accrues, in accordance with a constant yield method, without regard to when the holder receives the cash attributable to that income, and regardless of the holder’s regular method of accounting for U.S. federal income tax purposes.

Under a de minimis rule, OID on a New Note will be considered to be zero if the OID is less than 0.25% of the stated redemption price at maturity of the New Note multiplied by the number of full years (i.e., rounding down partial years) from the issue date of the New Note until each distribution in reduction of stated redemption price at maturity is scheduled to be made. Holders generally must report de minimis OID pro rata as payments are received under the New Note. Under Treasury Regulations, however, Holders may elect to accrue all de minimis OID as well as market discount and market premium, under the constant yield method. (See “U.S. Holders—Election to Treat All Interest as Original Issue Discount”).

If the de minimis exception does not apply, the amount of interest a U.S. Holder must include in income will generally equal the sum of the “daily portions” of OID with respect to the Note for each day during the taxable year (or portion of the year) that the U.S. Holder held the Note (“accrued OID”). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” for a Note may be of any length and may vary in length over the term of the Note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or last day of the accrual period. The amount of OID allocable to an accrual period is an amount equal to the product of the Note’s “adjusted issue price” at the beginning of the accrual period and its “yield to maturity” (adjusted for the length of the accrual period). The “adjusted issue price” of a Note at the beginning of an accrual period will equal the issue price plus the amount of OID previously includible in the U.S. Holder’s gross income, less payments on the note on or before the first day of the accrual period. The “yield to maturity” of a Note will be computed on the basis of a constant interest rate, compounded at the end of each accrual period.

If a U.S. Holder’s adjusted basis in the New Notes exceeds the adjusted issue price of the New Notes (determined as discussed above under “Issue Price of the Notes”) but is less than or equal to the sum of all amounts payable on the Notes after the purchase date, the excess is acquisition premium and is subject to special rules. Acquisition premium ratably offsets the amount of accrued OID otherwise includible in a U.S. Holder’s taxable income. That is, a U.S. Holder may reduce the daily portions of OID by a fraction, the numerator of which is the excess of a U.S. Holder’s adjusted basis in the New Notes over the adjusted issue price of the New Notes, and the denominator of which is the excess of the sum of all amounts payable on the New Notes after the Exchange over the New Notes’ adjusted issue price. As an alternative to reducing the amount of OID otherwise includible in income by this fraction, a U.S. Holder may elect to compute OID accruals with respect to the New Notes by treating the purchase as a purchase at original issue and applying the OID rules described above.

Election to Treat All Interest as Original Issue Discount

U.S. Holders may elect to include in gross income all amounts in the nature of interest that accrue on the Notes, including any stated interest, acquisition discount, OID (including de minimis OID), market discount, de minimis market discount and unstated interest. An election by a U.S. Holder with respect to Notes that have market discount results in a deemed election to accrue market discount in income currently not only for the Notes, but for all other bonds the U.S. Holder acquires with market discount on or after the first day of the taxable year to which the election first applies. This election may be revoked only with permission of the IRS. A U.S. Holder’s tax basis in the Notes is increased by each accrual of amounts treated as OID pursuant to this election.

Non-U.S. Holders

Taxation of Gain

Gain or loss will be realized by a non-U.S. Holder in the same manner as a U.S. Holder (See “U.S. Holders”). However, subject to certain backup withholding requirements of the Code, any gain realized by a non-U.S. Holder on the Exchange generally will not be subject to U.S. federal income tax unless: (a) the gain is effectively connected with the conduct by such non-U.S. Holder of a trade or business, and, in the case of a treaty resident, is attributable to a permanent establishment or a fixed base, in the United States, or (b) such non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of the Exchange and certain other conditions are met.

A non-U.S. holder described in clause (a) above will be subject to U.S. federal income tax on the net gain derived from the Exchange in the same manner as a U.S. holder. If a non-U.S.

holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any such gain will be subject to U.S. federal income tax in the manner specified by the treaty. A non-U.S. holder that is a foreign corporation and is described in clause (a) above will be subject to tax on gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to a branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty. An individual non-U.S. holder described in clause (b) above will be subject to a flat 30% U.S. federal income tax on any gain derived from the Exchange, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the United States.

Payment of Interest

Generally, payments of interest (including for this purpose any OID) to a non-U.S. Holder are subject to U.S. federal withholding tax at a 30% rate (or such lower rate as is specified by an applicable income tax treaty) unless the interest is effectively connected with a U.S. trade or business (and, if an income tax treaty with the United States so requires, is attributable to a U.S. permanent establishment of the non-U.S. Holder), in which case it is subject to U.S. net income tax or unless the “portfolio interest” exemption applies. Payments of interest that qualify for the “portfolio interest” exemption will not be subject to U.S. federal withholding tax. Interest (including for this purpose any OID) paid on the New Notes will qualify for the portfolio interest exemption if:

•	the interest is not effectively connected with the conduct of a trade or business within the United States by the non-U.S. Holder;

•	the non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all classes of our stock entitled to vote;

•

the non-U.S. Holder, under penalty of perjury, certifies to us, or our agent that it is not a U.S. person and provides its name, address and taxpayer identification number, if applicable, on IRS Form W-8BEN, or otherwise satisfies the applicable identification requirements;

•

the non-U.S. Holder is not a controlled foreign corporation that is related to us through stock ownership (for this purpose, the holder of a New Note would be deemed to own constructively the shares of our common stock into which the New Note can be converted); and

•	the non-U.S. Holder is not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business.

A non-U.S. Holder that is not exempt from tax under the portfolio interest rules will be subject to U.S. federal income tax withholding at a rate of 30% on payments of interest, if any, unless the non-U.S. Holder delivers to us or our agent a properly executed (1) IRS Form W-8BEN claiming an exemption from or reduction in withholding under an applicable U.S. income tax treaty or (2) IRS Form W-8ECI stating that interest, if any, paid on the New Notes is not subject to withholding tax because it is effectively connected with the conduct of a U.S. trade or business. If the interest is effectively connected with the conduct of a U.S. trade or business, it will be subject to the U.S. federal income tax on net income basis at the rates that apply to U.S. persons generally, and if the holder is a foreign corporation, it may also be subject to U.S. branch profits tax on the “dividend equivalent amount” of its effectively connected earnings and profits at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). Non-U.S. Holders should consult their tax advisors regarding the applicability of an income tax treaty.

New Legislation Regarding Withholding Tax

Congress recently enacted the Hiring Incentives to Restore Employment Act of 2010 (the “HIRE Act”), which may subject “withholdable payments” (including payments of interest and gross proceeds of sales of securities) to foreign entities (including foreign entities acting as intermediaries for investors) to a 30% U.S. federal withholding tax unless such foreign entities provide extensive information to the IRS regarding all U.S. persons who have accounts in (or, in some instances, who own debt or equity interests in) such foreign entities. This new withholding tax generally would be imposed on payments to a noncompliant foreign entity even if payments directly to the underlying beneficial owner would not have been subject to any withholding tax. The foregoing provisions of the HIRE Act generally will not apply to payments made prior to 2014, and generally will not apply to any payments (including payments made in 2014 and thereafter) in respect of any indebtedness outstanding on March 18, 2012. This grandfathering rule should exempt the Notes from the foregoing withholding tax. However, because it cannot be predicted in precisely what manner these provisions of the HIRE Act will be implemented by the Treasury Department, you should consult with your own tax advisors regarding this new legislation and any potential application thereof.

Information

Because the significant modification of the Notes may result in the Notes having OID after the Exchange, the First Supplemental Indenture requires that, on and after the Exchange, the Notes shall bear the following notation:

“THE TERMS OF THIS SECURITY HAVE BEEN AMENDED TO THE EXTENT PROVIDED IN THE FIRST SUPPLEMENTAL INDENTURE, DATED AS OF APRIL 12, 2010, BETWEEN THE COMPANY, EACH OF THE NOTE GUARANTORS AND THE TRUSTEE.

THIS NOTE MAY HAVE BEEN ISSUED WITH “ORIGINAL ISSUE DISCOUNT” WITHIN THE MEANING OF SECTION 1272, ET SEQ. OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. UPON WRITTEN REQUEST, THE ISSUER WILL PROMPTLY PROVIDE TO ANY HOLDER OF THE NOTE INFORMATION REGARDING (1) THE ISSUE PRICE AND ISSUE DATE OF THE NOTE, (2) THE AMOUNT OF ORIGINAL ISSUE DISCOUNT ON THE NOTE AND (3) THE YIELD TO MATURITY OF THE NOTE. SUCH REQUEST SHOULD BE SENT TO KEN RIZVI AT THE COMPANY AT (602) 244-5374.”